Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Allscripts Healthcare Solutions, Inc.:

We consent to the incorporation by reference in this registration statement on Form S-3 (No. 333-119351) of Allscripts Healthcare Solutions, Inc. of our reports dated February 19, 2004, with respect to the consolidated balance sheet of Allscripts Healthcare Solutions, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2003, and related consolidated financial statement schedule, which reports appear in the December 31, 2004 annual report on Form 10-K of Allscripts Healthcare Solutions, Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

May 31, 2005